ESCADA

RECEIVED
2007 OCT 17 P 3:53

ESCADA AG Margaretha-Ley-Ring 1 D-85609 Aschheim

Securities and Exchange Commissio
Division of Corporate Finance
Office of International Corporate Fin
450 Fifth Street, N.W.
Washington D.C. 20549-0302
USA

07027418

Aschheim/Munich, Sep 28, 2007

ESCADA AG Paper Filing
SEC Exemption No: 82-34894

Dear Sirs,

SUPPL

Please find enclosed the following paper filings:

⇒ Ad-hoc release ESCADA's business performance after nine months very moderate - outlook adjusted
⇒ Press release: Business performance of ESCADA after nine months very moderate
⇒ Press release: ESCADA strengthens key management positions
⇒ Interim report: first nine months of fiscal year 2006/2007

Yours faithfully,

ESCADA AG

Viona Brandt

Head of Investor Relations

http://investor-relations.escada.com

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

ESCADA

Ad-hoc announcement according to § 15 WpHG (*German Securities Act*)

Quarterly figures

ESCADA AG
Margaretha-Ley-Ring 1
D-85609 Aschheim/Munich, Germany

DE 0005692107
XS 0215685115

ESCADA's business performance after nine months very moderate - outlook adjusted

Munich, September 27, 2007 – The ESCADA Group continued its moderate performance during the first nine months of fiscal year 2006/2007 (reporting date: October 31). Sales and operative earnings were higher than last year's level, while the profit after taxes was affected by the operative and fiscal one-time expenses announced after the second quarter.

Group revenues for the women's luxury fashion manufacturer were up by 2.3%, climbing from the 490.0 million Euro recorded for the first nine months of last year to 501.3 million Euro for the current period under review (currency adjusted: + 4.7%)
At 53.1 million Euro, consolidated operative earnings before interest, taxes, depreciations and amortizations (EBITDA) grew by 5.0% against the first nine months of last year (50.5 million Euro).
Earnings after taxes and minority interests came to -4.1 million Euro (first nine months 2005/2006: -1.5 million Euro). Of the 35 million Euro in one-time expenses, announced after the second quarter, 6.7 million Euro have already been allocated in the third quarter for structural optimizations. In addition another 11.6 million Euro, of a total of 14 million Euro for the new valuation of capitalized deferred taxes, have been booked in the wake of the German corporate tax reform.

The Group recorded sales of 157.0 million Euro for the third quarter of 2006/2007 (Q3 2005/2006: 157.9 million Euro; -0.6%). EBITDA improved by 14.0% to 15.5 million Euro (Q3 2005/2006: 13.6 million Euro).

The Group's net debt as of July 31, 2007 continued to fall to 179.4 million Euro, following a total of 207.1 million Euro on the same reporting date of last year (-13.4%). Year-on-year comparison per reporting date shows inventories cut by 18.7% from last year's 135.7 million Euro to 110.3 million Euro.

The Board of Management adjusts its previous outlook for fiscal year 2006/2007. Consolidated sales and EBITDA are expected to close out slightly below last years figures of 695.2 million Euro and 74.1 million Euro respectively. These adjustments take into account the very weak start of the Fall/Winter 2007 collection and the corresponding level of retail sales in August and September. Allowing for expenses for structural optimization (totaling approx. 35 million Euro) and the write-downs for the new valuation of capitalized deferred taxes (totaling approx. 14 million Euro), the fiscal year 2006/2007 is likely to generate a loss after taxes of around -25 million Euro, already announced with the half year report.

Contact:
Viona Brandt
Investor relations
Phone: +49 – 89 – 99 44 13 36
viona.brandt@de.escada.com

ESCADA

PRESS RELEASE

Business performance of ESCADA after nine months very moderate

- **Group sales moderately up by 2.3%**
- **Group EBITDA records increase of 5.0%**
- **Profit after taxes affected by pre-announced operative and fiscal one-time expenses**
- **Outlook for sales and EBITDA adjusted for full fiscal year 2006/2007**
- **Strategic program "ESCADA Excellence" started**

Munich, September 27, 2007 – The ESCADA Group continued its moderate performance during the first nine months of fiscal year 2006/2007 (reporting date: October 31). Sales and operative earnings were higher than last year's level, while the profit after taxes was affected by the operative and fiscal one-time expenses that had already been announced after the second quarter. The strategic program "ESCADA Excellence" initiated in June of this year has already made progress in streamlining the Group's organization and managing the different brands.

Group performance first nine months 2006/2007

- Group revenues were up 2.3%, climbing from the 490.0 million Euro recorded for the first nine months of last year to 501.3 million Euro for the current period under review (currency adjusted: + 4.7%)

- The ESCADA brand generated sales of 339.9 million Euro compared with 346.9 million Euro over the same period in the previous year (-2.0%, currency adjusted +1.3%). The decrease is due in particular to lower sales in the USA, caused by a declining ESCADA Sport business. The Asian markets, in particular Japan, are affected by the optimization of unprofitable wholesale accounts. While important European countries, such as Germany, France, Spain and Italy recorded sales

growth in the company-owned retail, this was partially offset by significant decline in sales with wholesale customers. Some of these were caused by the termination of unprofitable wholesale accounts. In Russia ESCADA continued its positive performance, clocking up a clear double-digit percentage growth.

- PRIMERA and its brands apriori, BiBA, cavita and Laurèl recorded a sales increase of 11.8% to 178.8 million Euro (same period of previous year: 159.9 million Euro). This was fuelled above all by the further expansion of BiBA.

- The gross profit margin for the first nine months came to 64.3%, which meant that it was marginally below last year's level of 64.8%.

- At 53.1 million Euro consolidated operative earnings before interest, taxes, depreciations and amortizations (EBITDA) grew by 5.0% against the first nine months of last year (50.5 million Euro). This was, above all the result of stable operative costs. EBITDA growth was mainly due to the performance of PRIMERA (16.3 million Euro vs. 14.2 million Euro last year). ESCADA, nonetheless, managed to improve its operative earnings marginally from 36.3 million Euro to 36.8 million Euro.

- The Group recorded one-time expenses of 6.7 million Euro that were posted in the third quarter (nine months 2005/2006: 11.5 million Euro). These include parts of the expenses for the announced structural optimizations and are incurred by compensations and shop restructuring measures. As already communicated before, these one-time expenses will total approximately 35 million Euro for the full fiscal year 2006/2007.

- Tax expenses came to 22.5 million Euro. This sum includes 11.6 million Euro in one-time expenses for the new valuation of capitalized deferred taxes in the wake of the German company tax reform. Total costs for the new valuation for the full fiscal year will come to around 14 million Euro, a fact that was also announced already after the second quarter.

- ESCADA Group earnings after taxes and minority interests for the first nine months came to -4.1 million Euro after -1.5 million Euro for the same period of last year.

Third Quarter Business Performance Q3 2006/2007

- The Group recorded sales of 157.0 million Euro for the third quarter of 2006/2007 (third quarter 2005/2006: 157.9 million Euro; -0.6%). Sales for the ESCADA brand were 6.7% below last year's level (currency adjusted: -4.6%). This was due to changed delivery terms for the Fall/Winter 2007 collections, which shifts sales of around 5.5 million Euro from the third into the fourth quarter. PRIMERA registered growth of 9.3%.

- The gross profit margin rose from 65.0% to 68.1%. This increase is mainly due to unified Group depreciation rules for inventories, which have been implemented in the meantime. In contrast, last year the majority of depreciations were booked in the third quarter, so that gross profits were burdened accordingly.

- The Group's EBITDA improved by 14.0% to 15.5 million Euro (third quarter 2005/2006: 13.6 million Euro).

Key Balance Sheet Figures

- Inventories as of July 31, 2007 came to 110.3 million Euro and were thus 18.7% below the value recorded on the same reporting day of last year (135.7 million Euro). This development is in line with the intended further reduction of tied-up capital.

- The Group's net debt as of July 31, 2007 continued to fall to 179.4 million Euro, following a total of 207.1 million Euro on the same reporting date of last year (-13.4%).

Outlook for full fiscal year 2006/2007

The Board of Management adjusts its previous outlook for fiscal year 2006/2007. Consolidated sales and EBITDA are expected to close out slightly below last years figures of 695.2 million Euro and 74.1 million Euro respectively. These adjustments take into account the very weak start of the Fall/Winter 2007 collection and the corresponding level of retail sales in August and September. Allowing for expenses for structural optimization (totaling approx. 35 million Euro) and the write-downs for the new valuation of capitalized deferred taxes (totaling approx. 14 million Euro), the fiscal year 2006/2007 is likely to generate a loss after taxes of around -25 million Euro already announced with the half year report.

"ESCADA Excellence" program has started

The insufficient development of sales and profitability confirms the necessity for the restructuring and re-launch program started by the Board of Management in June 2007.

The key elements of the "ESCADA Excellence" program are:

- Impose a luxury global brand based on ready to wear
- Create a reference Accessories business
- Concentrate on core markets
- Restructure the shop network
- Align the organization to the strategy
- Optimize PRIMERA

The aim is to move on from opportunistic sales to a managed growth strategy in order to meet the standards of our industry.

The first clear steps in this direction have been already taken, such as:

1. Brand and collection management

Under the umbrella of ESCADA as a global brand, the two collections, ESCADA Collection and ESCADA Sport, are now developed for two different customer groups in order to avoid cannibalization and to gain new customers. The current collection is unbalanced in terms of product offer, colors and fabrics. Therefore a product category management process has been initiated combining the request of design direction and commercial needs. In addition,

the decision of postponing the launch of the collections by two to three weeks has been reversed.

2. Retail restructuring and development

The development of the retail network and its renovation is scrutinized. The aim is to achieve a better cost, image and sales efficiency by maintaining, resizing, re-designing, relocating or closing sites. This includes for example:

- Shop in Berlin has been re-designed and re-opened in September
- Shop locations with no future profitability potential have been closed (San Francisco), or will be closed (Seattle, Peking Road in Hong Kong).
- In China, ESCADA is preparing the foundation of its own subsidiary to develop this market directly, ensure a strict management of the Brand and expand its retail.

3. Strengthening of management and organization

The execution of the "ESCADA Excellence" program must be ensured by a strong and experienced executive team with clear responsibilities. Key recruitments in this context have been achieved:

- Division Director for ESCADA leather goods and Accessories
- Head of Design for ESCADA leather goods
- Retail Design Director for ESCADA (architecture and visual merchandising)
- Senior Vice President Global Commercial Operations for ESCADA
- Head of Design for ESCADA Sport (see separate press release).

In the future, there will be a clear separation of sales responsibility on the one side and the product and collection responsibility on the other. Each of the three product divisions (ESCADA Collection, ESCADA Sport, and ESCADA Accessories) will focus solely on proposing a strong and balanced collection offer.

4. Optimization of PRIMERA and its brands

Following the example of ESCADA, the PRIMERA organization and its different Brands are currently assessed together with the PRIMERA management. The aim is to optimize the whole organization, define the potential of each brand and treat each of them as a complete P&L center.

Important steps have already been achieved:

- Apriori and Laurèl will take over from now on their own retail operations and PRIMERA Retail GmbH will act as a supporting back office
- PRIMERA's former unprofitable production site in Tunisia has been sold in August 2007
- Cavita, an unprofitable segment for many years, is completely restructured
    - Its collection volume has been radically cut by 60% to serve specifically a "mature" customer
    - Organization costs are drastically reduced
    - A new head for cavita has been hired.

Jean-Marc Loubier, CEO of ESCADA AG: "Since I became CEO of ESCADA in June, I have expressed my confidence in the potential of the Group. I knew that, with the teams, we would have to reverse the current trend. We have established a clear diagnosis and a clear action plan that we are rolling out in order to implement our strategy expressed in the "ESCADA Excellence" program."

For further information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
E-mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Phone: +49 89 9944 1336
Fax: +49 89 9944 1650
Mail: viona.brandt@de.escada.com

ESCADA Group at a glance

(Figures according to IFRS/IAS)

Income statement

in million Euro	9 M 2006/2007	9 M 2005/2006	Q 3 2006/2007	Q 3 2005/2006
Group sales[1]	501.3	490.0	157.0	157.9
• ESCADA	339.9	346.9	109.6	117.5
• PRIMERA	178.8	159.9	52.8	48.3
Gross profit	322.5	317.3	106.9	102.6
Gross profit in %	64.3	64.8	68.1	65.0
Operating expenses[2]	282.5	282.9	95.7	91.7
Other operating income	13.1	16.1	4.3	2.7
Earnings before interest, taxes, depreciation and amortization (EBITDA)	53.1	50.5	15.5	13.6
• ESCADA	36.8	36.3	10.9	9.8
• PRIMERA	16.3	14.2	4.6	3.8
One-time expenses	6.7	11.5	6.7	0.0
Net financial result	-12.8	-13.8	-4.0	-4.5
Earnings before taxes (EBT)	18.3	10.8	-0.6	4.3
Earnings after taxes and third party shares	-4.1	-1.5	-13.4	1.5
Earnings per share in € (undiluted) Weighted number of issued no-par shares	-0.24	-0.09	-0.79	0.09

[1] Consolidated, without Group-internal sales
[2] Aggregate of personnel expenses and other operating expenses

Balance sheet

in million Euro	July 31, 2007	Oct. 31, 2006	July 31, 2006
Balance sheet total	419.4	426.1	433.7
Inventories	110.3	102.4	135.7
Equity	104.1	109.6	102.1
Net debt	179.4	188.7	207.1

PRESS RELEASE

ESCADA strengthens key management positions

- **Luxury fashion manufacturer recruits first-class industry experts to take over key functions**

Munich, September 27, 2007 – ESCADA, the luxury women's fashion manufacturer, has recruited several industry experts to take over key functions for the company. For some of these recruitments new management functions were created.

These personnel measures fit into the "ESCADA Excellence" program, with which ESCADA seeks to accelerate growth and raise profitability over the coming years. The execution of the program must be ensured by a strong and experienced executive team with clear responsibilities.

Key recruitments in this context have been achieved:

- Mr. **Perry Oosting** (46) joined the company on September 1, 2007 in the newly created function of Senior Vice President Global Commercial Operations. He is in charge of the entire sales activities of ESCADA Collection, ESCADA Sport and ESCADA Accessories. The Dutchman brings with him many years of experience in the luxury goods industry where he worked, among others, for Gucci, Prada and Bulgari. His last assignment was as Vice President for the US-American fashion company Liz Claiborne from 2005 to 2007, where he was responsible for all US brands introduced in Europe and the Middle East.

- Ms. **Patrizia Pressimone** (45) will take over as Retail Design Director. This post has been newly created and will become effective as of November 1, 2007. The Italian will be responsible for the worldwide architecture and look of ESCADA shops. Optimizing the ongoing modernization program for the company-own retail will be one particular focus of her work. Ms. Pressimone is currently Retail Design Director and

Real Estate Engineering Director at Versace in Milan. Her previous assignments were for Benetton and Céline.

- Mr. **Mario Butazzi** (60) will become Division Director Leather Goods & Accessories, taking over his new role on October 1, 2007. The Italian can look back on well over 35 years of experience in the industry and is one of the leading experts for leather goods and shoes. He used to work, among others, for Salvatore Ferragamo, Christian Dior and Valentino.

- Ms. **Elena Ghisellini** (43) joined the company on September 15, 2007 to take over the newly created position of Head Designer for handbags. The Italian woman had worked for nine years at Trussardi and afterwards six years for Salvatore Ferragamo, where her last assignment was Design Director for women leather goods. At present she is providing highly successful work for Givenchy, among others.

- Ms. **Julia Hofmann** (38) will take over as Chief Designer for ESCADA Sport on October 1, 2007. At present she holds the post of Design Director with Giorgio Armani in Milan. Before that she had been working with Emmanuel Ungaro in Paris, among others.

Jean-Marc Loubier, CEO of ESCADA AG: "Over the last few weeks I got to know many highly committed and competent employees. It is a team on which we can build and which we have strengthened in a number of key positions. We are delighted that we managed to win over experienced and internationally qualified managers from our industry. I am convinced that they will give the company the necessary impulses in their respective fields of expertise. Over the coming years we want to bring ESCADA into the top league of international luxury fashion brands. To do so we need the best heads in your industry."

For further information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
E-mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Phone: +49 89 9944 1336
Fax: +49 89 9944 1650
Mail: viona.brandt@de.escada.com

ESCADA GROUP

The first nine months of fiscal year 2006/2007

Key figures for the ESCADA Group (IAS/IFRS)

in million Euro	**9 months 2006/2007**	9 months 2005/2006
Sales	501,3	490,0
incl. ESCADA brand	339,9	346,9
incl. PRIMERA Group	178,8	159,9
incl. consolidation	-17,4	-16,8
Gross profit as % of sales	64,3	64,8
incl. ESCADA brand	65,8	65,6
incl. PRIMERA Group	55,4	56,0
EBITDA	53,1	50,5
incl. ESCADA brand	36,8	36,3
incl. PRIMERA Group	16,3	14,2
Profit before taxes	18,3	10,8
Consolidated net profit/loss	-4,1	-1,5
Capital expenditures	15,2	18,6
Net debt (as of July 31)	179,4	207,1
Employees (as of July 31)	3.977	3.960
Price per share (Euro) (as of July 31)	30,25	21,90

Earnings per share

	9 months 2006/2007	9 months 2005/2006
Consolidated after-tax profit/loss in million Euro	-4,1	-1,5
Weighted number of outstanding no-par shares	16.858.874	16.633.439
Undiluted earnings per share in Euro	**-0,24**	**-0,09**
Weighted potential no-par shares from conversion of convertible bond and from stock options	368.184	517.894
Total weighted and potential no-par shares	17.227.058	17.151.333
Fully diluted earnings per share in Euro	**-0,23**	**-0,09**

The ESCADA Group at a Glance

The ESCADA Group is an international company for women's luxury fashion with a global presence in over 60 countries. It has two business units, the ESCADA brand and the PRIMERA Group.

The ESCADA brand includes the segments Fashion (ESCADA Collection and ESCADA Sport), Accessories (handbags, shoes and small leather goods) as well as Licenses (fragrances, eyewear and Kid's fashion). ESCADA stands for top-quality materials, exclusivity, fine crafting and comfort – as well as color and femininity.

The PRIMERA Group includes the apriori, cavita and Laurèl brands, and the BiBA retail chain. They operate in the mid-price to high-end segment of the fashion market.

Key statements on the fist nine months 2006/2007

- **Business performance after nine months still moderate**
- **Group sales moderately up by 2.3%**
- **Group EBITDA records increase of 5.0%**
- **Profit after taxes affected by pre-announced operative and fiscal one-time expenses**
- **Gratifying development of inventories and net debt**
- **Significant changes to Board of Management and Supervisory Board**
- **Outlook for sales and EBITDA adjusted for full fiscal year 2006/2007 Strategic program "ESCADA Excellence" started**

A. Management's Report for the ESCADA Group per July 31, 2007

Overall assessment

During the first nine months of fiscal year 2006/2007 the ESCADA Group recorded a continually moderate business performance (from November 2006 to July 2007). Sales and operative earnings were slightly higher than last year, while the profit after taxes was affected by the operative and fiscal one-time expenses that had already been announced after the second quarter. The targets for the full fiscal year 2006/2007 have been adjusted in view of the business performance during the fourth quarter so far.

Sales performance

For the first nine months of fiscal year 2006/2007 the ESCADA Group generated sales of 501.3 million Euro, a 2.3% increase on the same period of the previous year (490.0 million Euro). On the basis of constant exchange rates from the previous year, growth in sales after nine months came to 4.7%.

Sales for the ESCADA brand came to 339.9 million Euro, a decline of 2.0% (nine months of 2005/2006: 346.9 million Euro). Currency-adjusted this means a small growth of 1.3%. The decrease is due in particular to lower sales in the USA, caused by a declining ESCADA Sport business. The Asian markets, in particular Japan, are affected by the optimization of unprofitable wholesale accounts. While important European countries, such as Germany, France, Spain and Italy recorded sales growth in the company-owned retail, this was partially offset by significant decline in sales with wholesale customers. Some of these were caused by the termination of unprofitable wholesale accounts. In Russia ESCADA continued its positive performance, clocking up a clear double-digit percentage growth.

The PRIMERA business unit managed to increase its revenues to 178.8 million Euro (vs. last year's period: 159.9 million Euro). The 11.8% increase is essentially due to the further expansion of BiBA.

Group sales by region reveal an increase of 8.9% in Europe over the first nine months, totaling 347.8 million Euro (same period of last year: 319.4 million Euro). This growth was fed by the PRIMERA Group as well as the double digit growth of the ESCADA brand in Russia as well as the slight growth rates recorded in such core markets as Spain, Italy and France.

Group revenues in North America, on the other hand, came merely to 90.8 million Euro, which is 9.0% less than the year before (99.8 million Euro). This is due, among other things, to shop closures as a consequence of their conversions as with the ESCADA shop in Toronto. Currency-adjusted the minus in revenues for North America was 1.6%. The Asian sales region saw revenues down by 11.4%, period-on-period (currency adjusted: -5.4%).

In the third quarter of 2006/2007 the ESCADA Group recorded sales of 157.0 million Euro, which were marginally below the level of last year (2005/2006: 157.9 million Euro; -0.6%).

The ESCADA business unit generated sales of 109.6 million Euro (117.5 million Euro in 2005/2006), which is a drop of -6.7% (currency adjusted: -4.6%). This was due, among other things, to changed delivery terms for the Fall/Winter 2007 collections, which shifts sales of around 5.5 million Euro from the third into the fourth quarter.

PRIMERA managed to expand its sales by 9.3%, from 48.3 million Euro to 52.8 million Euro.

Sales performance by region and business unit

in million Euro

	9 months 2006/2007	9 months 2005/2006	Change in%	**9 months 2006/2007** on comparable exchange-rate basis	Change in%
Europe	347.8	319.4	8.9	347.7	8.9
North America	90.8	99.8	-9.0	98.2	-1.6
Asia	62.7	70.8	-11.4	67.0	-5.4
Group total	**501.3**	**490.0**	**2.3**	**512.9**	**4.7**
Total for ESCADA	339.9	346.9	-2.0	351.5	1.3
Total for PRIMERA	178.8	159.9	11.8	178.8	11.8
Consolidation	-17.4	-16.8	-3.6	-17.4	-3.6
Group total	**501.3**	**490.0**	**2.3**	**512.9**	**4.7**

Earnings performance

The consolidated **gross profit margin** for the first nine months came to 64.3% and was thus faintly below last year's level (64.8%), which was mainly attributable to negative effects from foreign exchange rates. The development as such was more or less in line with budget. In the third quarter the gross profit margin came to 68.1%. The steep rise in gross profit margin registered from May to July for the ESCADA brand (+6.6 percentage points to 68.6%) was mainly the result of unified Group depreciation rules for inventories, which have been implemented in the meantime. In contrast, last year the majority of depreciations were booked in the third quarter, so that gross profits were burdened accordingly.

Operating costs (personnel expenses plus other operating expenses) for the first nine months totaled 282.5 million Euro and were thus almost on a par with the year earlier (282.9 million Euro; -0.1%). This development is due to the positive effects from process optimizations with the corresponding cost savings as well as the positive effects from foreign exchange rates. The cost ratio –

counted as the operating costs' share in sales – improved by falling from 57.7% to 56.4%.
Operating costs for the third quarter totaled 95.7 million Euro (third quarter 2005/2006: 91.7 million Euro; +4.4%).

The **other operating income** came to 13.1 million Euro and were thus 3.0 million Euro below the same figure for the nine month period of 2005/2006. The main reasons for this decline are lower royalties from the licenses business, especially ESCADA fragrances, and to a lesser degree the effects of foreign exchange rates.

At 53.1 million Euro **consolidated operative earnings before interest, taxes, depreciations and amortizations (EBITDA)** grew by 5.0% against the first nine months of last year (50.5 million Euro). This was, above all, the result of a constant development of operative costs. EBITDA growth was mainly due to the performance of PRIMERA (16.3 million Euro vs. 14.2 million Euro last year). ESCADA, nevertheless, also managed to improve its operative earnings marginally from 36.3 million Euro to 36.8 million Euro.
Third quarter EBITDA was up by 14.0% from 13.6 million Euro to 15.5 million Euro. Both business units contributed toward this augmentation of earnings.

Depreciations for the period November to July came to 15.3 million Euro after 14.4 million Euro for the same period in the previous year.

Compared with the first nine months of last year (36.1 million Euro) the **consolidated operative earnings before interest and taxes (EBIT)** grew by 4.4% to 37.7 million Euro.

One-time expenses for the first nine months came to 6.7 million Euro after 11.5 million Euro in the same period of last year. These include parts of the expenses for the announced structural optimizations and are in the main incurred by compensations and shop restructuring measures. As was already communicated before, these one-time expenses will total approximately 35 million Euro for the full fiscal year 2006/2007.

The **financial result** for the first nine months improved by 1.0 million Euro to -12.8 million Euro, due to lower net debt and higher interest rates on liquid assets.

The **Group's earnings before taxes (EBT)** came to 18.3 million Euro (first nine months 2005/2006: 10.8 million Euro). Adjusted by one-time expenses EBT climbed by 12.1%.

Tax expenses came to 22.5 million Euro. This sum includes 11.6 million Euro in one-time expenses booked in the third quarter for the new valuation of capitalized deferred taxes that were posted in the wake of the German company tax reform. For the full fiscal year 2006/2007, the total costs for the new valuation will come to around 14 million Euro, a fact that was also announced already after the second quarter. Tax expenses incurred in the third quarter were 12.8 million Euro (third quarter 2005/2006: 2.8 million Euro).

Group earnings after taxes and minority interests for the first nine months came to -4.1 million Euro (-1.5 million Euro for the same period of last year). The period result for the third quarter was -13.4 million Euro (previous year's quarter: 1.5 million Euro).

Asset position

As of July 31, 2007 the **balance sheet total** of the ESCADA Group came to 419.4 million Euro and was thus slightly (-1.6%) lower than at the end of the last fiscal year (426.1 million Euro).

On the asset side of the balance sheet **non-current assets** were down by 28.4 million Euro to 179.4 million Euro against the comparable reporting date. This drop is almost exclusively the result of lower capitalized deferred taxes (-22.7 million Euro to 46.4 million Euro), which were continually used up as assets, and newly valued in the third quarter following ratification of the German company tax reform.

Current assets rose by the end of July 2007 from 218.3 million Euro to 240.0 million Euro (+21.7 million Euro). Though **inventories** of 110.3 million Euro were higher than at the end of the last fiscal year (102.4 million Euro) they were still substantially down on the level recorded on July 31, 2006 (135.7 million Euro). This means that the Management Board's strategic objective of avoiding inventory stocks and reducing tied-up capital was realized with increasing success. The extension of inventories against the end of the second quarter (87.0 million Euro) is the result of seasonal factors.

Liquid assets of 32.9 million Euro as of July 31, 2007 were significantly above the level at the end of last October, when they totaled 20.1 million Euro. The positive cash flow from the first nine months caused this increase in assets.

On the equity and liabilities side of the balance sheet, **consolidated shareholders' equity** (not including minority shareholders) decreased by 5.4 million Euro against the comparable reporting date, to 104.7 million Euro. This decline was essentially due to the negative result for the first nine month period as well as foreign exchange rate differences. The **economic equity ratio** (excluding minority interests and including the outstanding 2003/2013 convertible bond with a fixed conversion rate) came to 25.5% following a ratio of 26.4% as of October 31, 2006.

Non-current liabilities stood at 215.0 million Euro at the end of July 2007 and hence were marginally lower than on the reporting date as of October 31, 2006 (218.8 million Euro). The predominant item is still the 2005/2012 bond issue with a nominal value of 200 million Euro.

Among the **current liabilities,** the **financial liabilities** rose to 9.3 million Euro (October 31, 2006: 5.5 million Euro). The ESCADA Group's **net debt** (interest-bearing debt less liquid assets, not including outstanding non-interest-bearing convertible bonds) fell to 179.4 million Euro, which is a reduction by 27.7 million Euro against the value at July 31, 2006 (207.1 million Euro).

Cash flow

For the first nine months of 2006/2007 ESCADA Group reports a positive **cash flow from operating activities** of 24.3 million Euro after reporting 15.7 million Euro for the same period the year before.

Investing activities used cash of 15.2 million Euro (vs. 18.6 million Euro used in the same period last year).

With the extension of financial liabilities, **cash flow from financing activities** achieved a positive value of 4.0 million Euro (same period of last year: 4.1 million Euro). Last year's figure had been affected by the cash inflow from the exercise of stock options.

Totaling up the cash flows, and allowing for the effects of differences in foreign exchange rates, total **cash and cash equivalents** at the end of the third quarter 2006/2007 were up by 12.8 million Euro from the beginning of the fiscal year.

ESCADA business unit report

Sales and EBITDA				
in million Euro	Sales		EBITDA	
	9 months 2006/2007	9 months 2005/2006	**9 months 2006/2007**	9 months 2005/2006
ESCADA Collection	205.2	205.7	29.8	24.5
ESCADA Sport	82.4	83.7	9.5	9.5
ESCADA Accessories	19.9	21.4	-5.0	-4.8
ESCADA Licenses	1.6	2.8	2.9	5.4
Others	30.8	33.3	-0.4	0.9
Non-attributable depreciation and amortization	–	–	0.0	0.8
Total for ESCADA	**339.9**	346.9	**36.8**	36.3
	Sales		EBITDA	
	3. quarter 2006/2007	3. quarter 2005/2006	**3. quarter 2006/2007**	3. quarter 2005/2006
ESCADA Collection	66.3	68.0	11.4	8.5
ESCADA Sport	28.2	30.7	3.0	3.6
ESCADA Accessories	6.3	9.2	-2.7	-2.5
ESCADA Licenses	0.4	0.8	-0.2	1.2
Others	8.4	8.8	-0.6	-1.2
Non-attributable depreciation and amortization	–	–	0.0	0.2
Total for ESCADA	**109.6**	117.5	**10.9**	9.8

For the period November 2006 to July 2007 the ESCADA business unit generated sales of 339.9 million Euro, which is 2.0% less than for the same period of last year (346.9 million Euro). All four segments (ESCADA Collection, ESCADA Sport, ESCADA Accessories and ESCADA Licenses) underperformed their respective previous year figures. The most significant drop was recorded in the third quarter, when sales for the core brand fell by a total of 6.7% to 109.6 million Euro (currency adjusted: -4.6%). This was essentially the result of sales being shifted into the fourth quarter due to later delivery terms for the Fall/Winter 2007 collection.

EBITDA for the ESCADA business unit climbed slightly to 36.8 million Euro (first nine months 2005/2006: 36.3 million Euro), which was essentially due to operating costs being cut by another 3.7%.

Declining royalties of 2.9 million Euro, after 5.4 million Euro in the first nine months of last year, are due to the ESCADA fragrance "Into the Blue" failing to meet market expectations.

PRIMERA business unit report

Sales and EBITDA				
in million Euro	**Sales**		**EBITDA**	
	9 months 2006/2007	9 months 2005/2006	**9 months 2006/2007**	9 months 2005/2006
PRIMERA	**178.8**	159.9	**16.3**	14.2
	Sales		**EBITDA**	
	3. quarter 2006/2007	3. quarter 2005/2006	**3. quarter 2006/2007**	3. quarter 2005/2006
PRIMERA	**52.8**	48.3	**4.6**	3.8

The PRIMERA business unit expanded its sales by 11.8% in the first nine months of fiscal year 2006/2007 to 178.8 million Euro (same period of last year: 159.9 million Euro). This growth is driven by the BiBA retail chain further expanding through new sales areas. PRIMERA sales increased in the third quarter by 9.3%.

EBITDA for the PRIMERA business unit after nine months came to 16.3 million Euro and was thus 14.8% higher than the same period of last year (14.2 million Euro).

Capital expenditures

ESCADA Group's capital expenditures in the first nine months came to 15.2 million Euro, some 3.4 million Euro less than at the same time last year (18.6 million Euro). Capital expenditures in the third quarter came to 4.9 million Euro (last year's quarter: 6.7 million Euro).

Out of this total, 12.5 million Euro were for the ESCADA business unit. In the nine month of last year, this figure had been 14.3 million Euro. The focus of investments was on initial measures to optimize the global shop network.

PRIMERA recorded capital expenditures for the first nine months of 2.7 million Euro (fist nine months of 2005/2006: 4.3 million Euro). At nearly 2 million Euro the largest part of these was for retail.

Employees

As of the reporting date, July 31, 2007, the ESCADA Group employed 3,977 members of staff. The headcount was up by 17 employees compared with the same reporting date of last year.

In Germany the headcount remained nearly unchanged at 2,053 as of July 31, 2007 (reporting date 2006: 2,052 members of staff), while the Group recruited 16 new employees abroad.

Personnel changes in the company's governing boards

The annual shareholders' meeting on May 14, 2007 elected half of the twelve members on ESCADA AG's Supervisory Board. The newly constituted board now comprises the following members:

- Rustam Aksenenko, Hermance, Switzerland,
  - CEO of Finartis Services SA, Geneva, Switzerland
- Jean-Christophe Hocke, Corsier, Switzerland,
  - Attorney at law and partner of Python & Peter, Geneva, Switzerland
- Dr. Martin Kuhn, Munich,
  - Attorney at law and partner at CMS Hasche Sigle, Munich

- Jean-Marc Loubier, Paris, France,
    - Business consultant (until May 31, 2007, as of June 1, 2007 Chairman of the Board of Management)
- Claus Mingers, Wetter/Ruhr,
    - Managing Director of CM Consulting & Marketing GmbH
- Hans-Jörg Rudloff, London, England,
    - Chairman of Barclays Capital, London

All elections by the annual shareholders' meeting cover a term that extends through the shareholders' meeting at which management decisions are formally accepted for the fourth fiscal year after the start of the term, not counting the fiscal year in which the term began.

On May 15, 2007 the company announced that, at its constituent meeting, the newly elected Supervisory Board elected Mr. Hans-Jörg Rudloff as its new Chairman. He follows on Mr. Peter Zühlsdorff, who did not choose to be re-elected after ten years at the helm of the Supervisory Board. Mr. Rudloff is Chairman of Barclays Capital in London.

On May 30, 2007 the company announced that the CEO of ESCADA AG, Mr. Frank Rheinboldt, and the Supervisory Board agreed on a separation by mutual consent, effective May 31, 2007. The Supervisory Board appointed Mr. Jean-Marc Loubier, member of ESCADA AG's Supervisory Board and Chairman of the Strategy Committee, as new CEO, effective June 1, 2007. In his previous assignments, Mr. Loubier had held managing positions for 16 years in the LVMH Group. From 1990 until 2000 he acted as Executive Vice President of Louis Vuitton and from 2000 until early 2006 he was President and CEO of Céline.

On September 7, 2007 the Regional Court in charge appointed Mr. Raffaello Napoleone, CEO of Pitti Immagine S.r.l., Florence, as member of the Supervisory Board.

Significant events subsequent to the reporting period

In the third quarter the "EXCADA Excellence" program for accelerated growth and higher profitability was approved. As part of this program a number of key management positions were newly filled in the fourth quarter of fiscal year 2006/2007:

- Mr. Perry Oosting joined the company on September 1, 2007 in the newly created function of Senior Vice President Global Commercial Operations. He is in charge of the entire sales activities of ESCADA Collection, ESCADA Sport and ESCADA Accessories. The Dutchman brings with him many years of experience in the luxury goods industry where he worked, among others, for Gucci, Prada and Bulgari.
- Ms. Patrizia Pressimone will take over as Retail Design Director. This post has been newly created and will become effective as of November 1, 2007. The Italian will be responsible for the worldwide architecture and look of ESCADA shops. Optimizing the ongoing modernization program for the company-own retail will be one particular focus of her work. Ms. Pressimone is currently Retail Design Director and Real Estate Engineering Director at Versace in Milan. Her previous assignments were for Benetton and Céline.
- Mr. Mario Butazzi will become Division Director of ESCADA Leather Goods & Accessories, taking over his new role on October 1, 2007. The Italian can look back on well over 35 years of experience in the industry and is one of the leading experts for leather goods and shoes. He used to work, among others, for Salvatore Ferragamo, Christian Dior and Valentino.
- Ms. Elena Ghisellini joined the company on September 15, 2007 to take over the newly created position of Head Designer for handbags. The Italian lady had worked for nine years at Trussardi and is currently very successfully working for Givenchy, among others.
- Ms. Julia Hofmann will take over as Chief Designer for ESCADA Sport on October 1, 2007. At present she holds the post of Design Director with Giorgio Armani in Milan.

Forecast for full fiscal year 2006/2007

The Board of Management adjusts its previous outlook for fiscal year 2006/2007. Consolidated sales and EBITDA are expected to close out slightly below last years figures of 695.2 million Euro and 74.1 million Euro respectively. These adjustments take into account the very weak start of the Fall/Winter 2007 collection and the corresponding level of retail sales in August and September. Allowing for expenses for structural optimization (totaling approx. 35 million Euro) and the write-downs for the new valuation of capitalized deferred taxes (totaling approx. 14 million Euro), the fiscal year 2006/2007 is likely to generate a loss after taxes of around -25 million Euro, already announced with the half year report.

Aschheim/Munich, in September 2007
ESCADA AG
The Board of Management

B. Structural measures: "ESCADA Excellence" Program

The insufficient development of sales and profitability confirms the necessity for the restructuring and re-launch program started by the Board of Management in June 2007.

The key elements of the "ESCADA Excellence" program are:

- Impose a luxury global brand based on ready to wear
- Create a reference Accessories business
- Concentrate on core markets
- Restructure the shop network
- Align the organization to the strategy
- Optimize PRIMERA

The aim is to move on from opportunistic sales to a managed growth strategy in order to meet the standards of our industry.

The first clear steps in this direction have been already taken, such as:

1. Brand and collection management

Under the umbrella of ESCADA as a global brand, the two collections, ESCADA Collection and ESCADA Sport, are now developed for two different customer groups in order to avoid cannibalization and to gain new customers. The current collection is unbalanced in terms of product offer, colors and fabrics. Therefore a product category management process has been initiated combining the request of design direction and commercial needs. In addition, the decision of postponing the launch of the collections by two to three weeks has been reversed.

2. Retail restructuring and development

The development of the retail network and its renovation is scrutinized. The aim is to achieve a better cost, image and sales efficiency by maintaining, resizing, re-designing, relocating or closing sites. This includes for example:

- Shop in Berlin has been re-designed and re-opened in September
- Shop locations with no future profitability potential have been closed (San Francisco), or will be closed (Seattle, Peking Road in Hong Kong).
- In China, ESCADA is preparing the foundation of its own subsidiary to develop this market directly, ensure a strict management of the Brand and expand its retail.

3. Strengthening of management and organization

The execution of the "ESCADA Excellence" program must be ensured by a strong and experienced executive team with clear responsibilities. Key recruitments in this context have been achieved:

- Division Director for ESCADA leather goods and Accessories
- Head of Design for ESCADA leather goods
- Retail Design Director for ESCADA (architecture and visual merchandising)
- Senior Vice President Global Commercial Operations for ESCADA
- Head of Design for ESCADA Sport

(see significant events subsequent to the reporting period).

In the future, there will be a clear separation of sales responsibility on the one side and the product and collection responsibility on the other. Each of the three product divisions (ESCADA Collection, ESCADA Sport, and ESCADA Accessories) will focus solely on proposing a strong and balanced collection offer.

4. Optimization of PRIMERA and its brands

Following the example of ESCADA, the PRIMERA organization and its different Brands are currently assessed together with the PRIMERA management. The aim is to optimize the whole organization, define the potential of each brand and treat each of them as a complete P&L center.

Important steps have already been achieved:

- Apriori and Laurèl will take over from now on their own retail operations and PRIMERA Retail GmbH will act as a supporting back office
- PRIMERA's former unprofitable production site in Tunisia has been sold in August 2007
- Cavita, an unprofitable segment for many years, is completely restructured
    - Its collection volume has been radically cut by 60% to serve specifically a "mature" customer
    - Organization costs are drastically reduced
    - A new head for cavita has been hired.

C. Interim Financial Statements of the ESCADA Group per July 31, 2007

Accounting and reporting principles

The consolidated interim financial statements of ESCADA AG as of July 31, 2007, like the consolidated interim financial statements as of July 31, 2006, and the consolidated annual financial statements as of October 31, 2006, were prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations in effect as of the applicable reporting date. The provisions of IAS 34 on interim reporting were particularly applied.

The reporting, valuation and consolidation methods applied are the same as were also used in the consolidated interim financial statements as of July 31, 2006 and the consolidated annual financial statement as of October 31, 2006. In compliance with IAS 1.91, we refer to the Notes to the consolidated annual financial statement as of October 31, 2006, where the principles applied are explained in all due detail.

The present interim financial statements were not reviewed by our independent auditors.

Scope of consolidation

In addition to the parent company, ESCADA AG, the consolidated Group covered by the interim financial statements comprises 42 fully consolidated companies.

ESCADA GROUP CONSOLIDATED BALANCE SHEET

AS OF JULY 31, 2007

in million Euro

ASSETS	Group 07/31/2007	ESCADA 07/31/2007	PRIMERA 07/31/2007	Others 07/31/2007	Consolidation 07/31/2007	Group 10/31/2006	ESCADA 10/31/2006	PRIMERA 10/31/2006	Others 10/31/2006	Consolidation 10/31/2006
Noncurrent assets										
Intangible assets	46.1	35.1	15.9	0.0	-4.9	48.2	36.8	16.3	0.0	-4.9
Property, plant and equipment	76.1	49.7	26.4	0.0	0.0	79.7	52.7	27.0	0.0	0.0
Financial assets	10.6	40.6	0.2	0.0	-30.0	10.8	30.2	0.1	0.0	-19.5
Deferred tax credits	46.4	46.4	0.0	0.0	0.0	69.1	63.8	5.3	0.0	0.0
Total noncurrent assets	**179.4**	**171.8**	**42.5**	**0.0**	**-34.9**	207.8	183.5	48.7	0.0	-24.4
Current assets										
Inventories	110.3	80.4	29.9	0.0	0.0	102.4	83.7	18.7	0.0	0.0
Trade accounts receivable	56.6	39.1	17.5	0.0	0.0	58.7	38.5	20.2	0.0	0.0
Other current assets	38.5	32.2	9.7	2.2	-5.6	33.7	30.2	4.1	2.1	-2.7
Tax credits	1.7	1.7	0.0	0.0	0.0	3.4	3.4	0.0	0.0	0.0
Cash and cash equivalents	32.9	28.2	4.7	0.0	0.0	20.1	17.1	3.0	0.0	0.0
Total current assets	**240.0**	**181.6**	**61.8**	**2.2**	**-5.6**	218.3	172.9	46.0	2.1	-2.7
Total assets	**419.4**					426.1				

LIABILITIES AND SHAREHOLDERS' EQUITY	Group 07/31/2007	ESCADA 07/31/2007	PRIMERA 07/31/2007	Others 07/31/2007	Consolidation 07/31/2007	Group 10/31/2006	ESCADA 10/31/2006	PRIMERA 10/31/2006	Others 10/31/2006	Consolidation 10/31/2006
Shareholders' equity										
Shareholders' equity	104.7					110.1				
Minority interests	-0.6					-0.5				
Total shareholders' equity	**104.1**					109.6				
Noncurrent liabilities										
Bonds	196.4	196.4	0.0	0.0	0.0	195.5	195.5	0.0	0.0	0.0
Long-term financial liabilities	2.6	2.6	0.0	0.0	0.0	2.7	2.7	0.0	0.0	0.0
Other long-term liabilities	6.2	1.5	34.7	0.0	-30.0	7.0	0.9	25.6	0.0	-19.5
Long-term provisions and accrued liabilities	5.4	5.3	0.1	0.0	0.0	6.3	5.9	0.4	0.0	0.0
Deferred tax liabilities	4.4	4.4	0.0	0.0	0.0	7.3	5.3	2.0	0.0	0.0
Total noncurrent liabilities	**215.0**	**210.2**	**34.8**	**0.0**	**-30.0**	218.8	210.3	28.0	0.0	-19.5
Current liabilities										
Short-term financial liabilities	9.3	4.7	4.6	0.0	0.0	5.5	5.1	0.4	0.0	0.0
Other short-term liabilities	24.5	23.8	6.3	0.0	-5.6	21.3	18.7	5.3	0.0	-2.7
Short-term provisions and accrued liabilities	29.1	20.2	8.9	0.0	0.0	31.1	21.8	9.3	0.0	0.0
Trade accounts payable	34.0	23.8	10.2	0.0	0.0	36.9	27.9	9.0	0.0	0.0
Tax liabilities	3.4	3.4	0.0	0.0	0.0	2.9	2.8	0.1	0.0	0.0
Total current liabilities	**100.3**	**75.9**	**30.0**	**0.0**	**-5.6**	97.7	76.3	24.1	0.0	-2.7
Total liabilities and shareholders' equity	**419.4**					426.1				

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

NOVEMBER 1, 2006 - JULY 31, 2007

in million Euro

	Group	ESCADA	PRIMERA	Others	Consolidation	Group	ESCADA	PRIMERA	Others	Consolidation
	9 Months 2006/2007	**9 Months 2006/2007**	**9 Months 2006/2007**	**9 Months 2006/2007**	**9 Months 2006/2007**	9 Months 2005/2006	9 Months 2005/2006	9 Months 2005/2006	9 Months 2005/2006	9 Months 2005/2006
Sales	**501.3**	**339.9**	**178.8**	**0.0**	**-17.4**	490.0	346.9	159.9	0.0	-16.8
Changes in finished goods and work in progress	6.4	-4.0	10.4	0.0	0.0	15.1	3.5	11.6	0.0	0.0
Cost of materials	185.2	112.4	90.2	0.0	-17.4	187.8	122.7	81.9	0.0	-16.8
Gross profit	**322.5**	**223.5**	**99.0**	**0.0**	**0.0**	317.3	227.7	89.6	0.0	0.0
Personnel expenses	111.6	70.7	40.9	0.0	0.0	111.5	73.1	38.4	0.0	0.0
Other operating expenses	170.9	127.0	44.6	0.0	-0.7	171.4	132.1	39.4	0.0	-0.2
Other operating income	13.1	11.0	2.8	0.0	-0.7	16.1	13.8	2.4	0.0	-0.2
EBITDA	**53.1**	**36.8**	**16.3**	**0.0**	**0.0**	50.5	36.3	14.2	0.0	0.0
Depreciation and amortization	15.3	11.9	3.4	0.0	0.0	14.4	11.2	3.2	0.0	0.0
EBIT (before one-time expenses)	**37.8**	**24.9**	**12.9**	**0.0**	**0.0**	36.1	25.1	11.0	0.0	0.0
One-time expenses	6.7	6.7	0.0	0.0	0.0	11.5	11.5	0.0	0.0	0.0
EBIT (after one-time expenses)	**31.1**	**18.2**	**12.9**	**0.0**	**0.0**	24.6	13.6	11.0	0.0	0.0
Net financial expenses	-12.8	-10.9	-1.9	0.0	0.0	-13.8	-12.3	-1.5	0.0	0.0
Profit/loss before taxes	**18.3**	**7.3**	**11.0**	**0.0**	**0.0**	10.8	1.3	9.5	0.0	0.0
Taxes on income	22.5	15.8	6.7	0.0	0.0	12.3	8.3	4.0	0.0	0.0
Profit/loss after taxes	**-4.2**	**-8.5**	**4.3**	**0.0**	**0.0**	-1.5	-7.0	5.5	0.0	0.0
Minority interests	-0.1	-0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidated profit/loss	**-4.1**	**-8.4**	**4.3**	**0.0**	**0.0**	-1.5	-7.0	5.5	0.0	0.0

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

MAY 1, 2007 - JULY 31, 2007

in million Euro

	Group	ESCADA	PRIMERA	Others	Consolidation	Group	ESCADA	PRIMERA	Others	Consolidation
	Q3 2006/2007	Q3 2006/2007	Q3 2006/2007	Q3 2006/2007	Q3 2006/2007	Q3 2005/2006	Q3 2005/2006	Q3 2005/2006	Q3 2005/2006	Q3 2005/2006
Sales	157.0	109.6	52.8	0.0	-5.4	157.9	117.5	48.3	0.0	-7.9
Changes in finished goods and work in progress	23.3	12.2	11.1	0.0	0.0	15.4	1.4	14.0	0.0	0.0
Cost of materials	73.4	46.6	32.2	0.0	-5.4	70.7	46.0	32.6	0.0	-7.9
Gross profit	106.9	75.2	31.7	0.0	0.0	102.6	72.9	29.7	0.0	0.0
Personnel expenses	37.6	23.4	14.2	0.0	0.0	37.3	24.2	13.1	0.0	0.0
Other operating expenses	58.1	44.3	14.4	0.0	-0.6	54.4	41.3	13.1	0.0	-0.1
Other operating income	4.3	3.4	1.5	0.0	-0.6	2.7	2.4	0.3	0.0	-0.1
EBITDA	15.5	10.9	4.6	0.0	0.0	13.6	9.8	3.8	0.0	0.0
Depreciation and amortization	5.4	4.2	1.2	0.0	0.0	4.8	3.7	1.1	0.0	0.0
EBIT (before one-time expenses)	10.1	6.7	3.4	0.0	0.0	8.8	6.1	2.7	0.0	0.0
One-time expenses	6.7	6.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EBIT (after one-time expenses)	3.4	0.0	3.4	0.0	0.0	8.8	6.1	2.7	0.0	0.0
Net financial expenses	-4.0	-3.3	-0.7	0.0	0.0	-4.5	-4.0	-0.5	0.0	0.0
Profit/loss before taxes	-0.6	-3.3	2.7	0.0	0.0	4.3	2.1	2.2	0.0	0.0
Taxes on income	12.8	9.4	3.4	0.0	0.0	2.8	1.9	0.9	0.0	0.0
Profit/loss after taxes	-13.4	-12.7	-0.7	0.0	0.0	1.5	0.2	1.3	0.0	0.0
Minority interests	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidated profit/loss	-13.4	-12.7	-0.7	0.0	0.0	1.5	0.2	1.3	0.0	0.0

ESCADA GROUP STATEMENT OF CHANGES IN EQUITY

in million Euro

	Issued capital	Additional paid-in capital	Legal reserves	Other earnings reserves	Retained earnings	Foreign currency translation differences	Other capital	Minority interests	Total
Balance on October 31, 2005	**84.3**	**14.1**	**0.8**	**9.4**	**6.5**	**-14.1**	**-1.5**	**-0.5**	**99.0**
Profit 11/1/2005 - 07/31/2006					-1.5			0.0	-1.5
Capital increase	1.7	1.9							3.6
Foreign currency translation differences						-1.1			-1.1
Other capital							2.1		2.1
Balance on July 31, 2006	**86.0**	**16.0**	**0.8**	**9.4**	**5.0**	**-15.2**	**0.6**	**-0.5**	**102.1**
Balance on October 31, 2006	**86.2**	**16.3**	**0.7**	**18.3**	**4.7**	**-17.1**	**1.0**	**-0.5**	**109.6**
Profit 11/1/2006 - 07/31/2007					-4.1			-0.1	-4.2
Capital increase	0.2	0.1							0.3
Foreign currency translation differences						-2.8			-2.8
Other capital							1.2		1.2
Balance on July 31, 2007	**86.4**	**16.4**	**0.7**	**18.3**	**0.6**	**-19.9**	**2.2**	**-0.6**	**104.1**

ESCADA GROUP CASH FLOW STATEMENT

in million Euro

	9 Months 2006/2007	9 Months 2005/2006
Consolidated net profit/loss before minority interests	-4.2	-1.5
Depreciation and amortization of noncurrent assets	15.3	14.4
Decrease in long-term provisions	-0.9	-1.0
Other noncash expenses	21.7	6.3
Total cash flow	**31.9**	18.2
Decrease in short-term provisions	-2.0	-3.8
Loss on disposal of noncurrent assets	1.3	0.2
Increase in inventories, trade accounts receivable and other assets	-6.9	-1.9
Increase in trade accounts payable and other liabilities	0.0	3.0
Cash provided by operating activities	**24.3**	15.7
Capital expenditures for noncurrent assets	-15.2	-18.6
Other payments received for financial investments	0.0	0.0
Cash used in investing activities	**-15.2**	-18.6
Proceeds from borrowings	3.7	0.5
Exercise of stock options	0.3	3.6
Cash provided by financing activities	**4.0**	4.1
Changes in cash and equivalents affecting payments	13.1	1.2
Effect of exchange rate changes on cash and equivalents	-0.3	-0.2
Cash and cash equivalents at beginning of period	20.1	12.2
Cash and cash equivalents at end of period	**32.9**	13.2

KEY FIGURES BY LINE OF BUSINESS FOR SEGMENT REPORTING

in million Euro

	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2006/2007	9 Months 2006/2007	9 Months 2005/2006
	ESCADA Collection		ESCADA Sport		Accessories		Licenses		Others		Adjustments		ESCADA		PRIMERA		Others		Consolidation		Group	
Sales	205.2	205.7	82.4	83.7	19.9	21.4	1.6	2.8	30.8	33.3			339.9	346.9	178.8	159.9	0.0	0.0	-17.4	-16.8	501.3	490.0
EBITDA	29.8	24.5	9.5	9.5	-5.0	-4.8	2.9	5.4	-0.4	0.9	0.0	0.8	36.8	38.3	16.3	14.2	0.0	0.0	0.0	0.0	53.1	50.5
Depreciation and amortization	6.8	6.0	2.7	2.4	1.0	1.0	0.3	0.2	1.1	0.8	0.0	0.8	11.9	11.2	3.4	3.2	0.0	0.0	0.0	0.0	15.3	14.4
EBIT (before one-time expenses)	23.0	18.5	6.8	7.1	-6.0	-5.8	2.6	5.2	-1.5	0.1			24.9	25.1	12.9	11.0	0.0	0.0	0.0	0.0	37.8	36.1
One-time expenses												11.5		11.5								11.5
EBIT (after one-time expenses)												-11.5		13.6								24.6
Capital expenditures	7.7	8.6	2.1	3.8	0.7	0.9			2.0	1.0			12.5	14.3	2.7	4.3	0.0	0.0	0.0	0.0	15.2	18.6
Noncash expenditures	0.5	0.5	0.2	0.2	0.1	0.1			0.1	0.1			0.9	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.9
	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006
Assets	138.2	141.6	57.2	57.4	15.5	17.0	1.2	1.3	26.2	28.0	115.2	111.1	353.4	356.4	104.3	94.7	2.2	2.1	-40.5	-27.1	419.4	426.1
Liabilities	50.3	50.3	16.8	16.7	4.6	4.6	0.9	0.8	5.5	5.6	208.0	208.6	286.1	286.6	64.8	52.1	0.0	0.0	-35.6	-22.2	315.3	316.5

KEY FIGURES BY REGION FOR SEGMENT REPORTING

in million Euro

	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006	9 Months 2006/2007	9 Months 2005/2006
	Germany		Rest of Europe		North America		Asia		Others		Adjustments		ESCADA		PRIMERA		Others		Consolidation		Group	
Sales	35.1	37.2	108.8	107.6	89.3	98.9	61.1	68.6	45.8	34.6			339.9	346.9	178.8	159.9	0.0	0.0	-17.4	-16.8	501.3	490.0
Capital expenditures	3.8	4.7	4.2	7.4	2.1	2.0	2.4	0.2					12.5	14.3	2.7	4.3	0.0	0.0	0.0	0.0	15.2	18.6
	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006			07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006	07/31/2007	10/31/2006
Assets	97.1	95.2	87.2	79.1	28.3	39.9	25.6	31.1			115.2	111.1	353.4	356.4	104.3	94.7	2.2	2.1	-40.5	-27.1	419.4	426.1

Shareholdings and stock options held by members of corporate bodies as of July 31, 2007:

Board of Management:

Jean-Marc Loubier	-----
Beate Rapp	-----
Markus Schürholz	1,000

Supervisory Board:

Rustam Aksenenko	4,512,453
Jean-Christophe Hocke	------
Dr. Martin Kuhn	------
Jean-Marc Loubier (until May 31, 2007)	------
Claus Mingers	7,000
Hans-Jörg Rudloff	------

As of July 31, 2007, members of the Board of Management and Supervisory Board held no units of the ESCADA convertible bond (DE0005568174) or the ESCADA bond (XS0215685115).

As of July 31, 2007, members of the Board of Management held no stock options (prior year: 40,000) and 40,000 stock appreciation rights (prior year: 65,000). Additionally, members of the management of Group companies held no stock options (prior year: 20,000) as well as 47,500 Stock Appreciation Rights (prior year: 20,000). Other members of management held 50,000 stock options (prior year: 72,500) as well as 5,000 stock appreciation rights (prior year: 0).

Financial calendar

Interim report, 9 Months 2006/2007 (Press and analyst conference call)	September 27, 2007
Road show, Milan	November 7, 2007
Berenberg Small/Mid Cap Conference, Brocket Hall	November 8, 2007
Road show Frankfurt	November 15, 2007
Preliminary key figures for fiscal year 2006/2007 (Press and analyst conference call)	December 20, 2007

For more information:

Investor relations
Viona Brandt
ESCADA AG
Phone: 49 – 89 – 99 44 13 36
Fax: 49 – 89 – 99 44 16 50
E-mail: viona.brandt@de.escada.com
http://investor-relations.escada.com

Financial and business press relations
Frank Elsner
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: 49 – 54 04 – 91 92 0
Fax: 49 – 54 04 – 91 92 29
E-mail: info@elsner-kommunikation.de

Private investor contact:
E-mail: escada@aktionaersinfo.de

This report is also available in German.

END